

SECI **15026320** ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68694

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___07/01/13___ AND ENDING ___06/30/14___
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AST INVESTOR SERVICES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6201 15TH AVENUE
                              (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

BROOKLYN   NEW YORK   11219
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK C. HEALY   718-921-8203
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP
                    (Name – if individual, state last, first, middle name)

1185 AVENUE OF THE AMERICAS   NEW YORK   NEW YORK   10036-2602
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OD
5/22/15

OATH OR AFFIRMATION

I, __MARK C. HEALY_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____AST INVESTOR SERVICES LLC_____ , as
of ___JUNE 30_____, 20_14_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

ROSEMARY GOMEZ
Notary Public, State of New York
No. 01GO4686381
Qualified in Nassau County
Commission Expires _January 7, 2018_

_____
Signature

_____CHIEF EXECUTIVE OFFICER_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors
AST Investor Services LLC
Brooklyn, New York

We have audited the accompanying statement of financial condition of AST Investor Services LLC (an indirect wholly owned subsidiary of Armor Holdco, Inc.) (the "Company") as of June 30, 2014 that is filed pursuant to 17 C.F.R. § 240.17a-5, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AST Investor Services LLC as of June 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
August 27, 2014

1

AST Investor Services LLC
(An Indirect Wholly Owned Subsidiary of Armor Holdco, Inc.)

Statement of Financial Condition
June 30, 2014

ASSETS

Cash	$	323,326
Deposit at clearing organization		75,000
Receivable from clearing broker		52,987
Accounts receivable and other assets		116,119
Total assets		567,432

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Payable to affiliate	$	45,682
Accrued expenses and other liabilities		113,506
Total liabilities		159,188
Member's equity:		
Membership interest		1,475,000
Accumulated deficit		(1,066,756)
Total member's equity		408,244
Total liabilities and member's equity	$	567,432

See Notes to Statement of Financial Condition.

AST Investor Services LLC
(An Indirect Wholly Owned Subsidiary of Armor Holdco, Inc.)

Notes to Statement of Financial Condition

Note 1. Organization

AST Investor Services LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on August 9, 2010 as a single-member limited liability company, obtained FINRA membership on September 14, 2011, and commenced operations on September 19, 2011.

The Company engages in the trading of equities, mutual funds, and fixed income securities on behalf of its customers and the Company does not engage in proprietary trading. The Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with National Financial Services LLC ("NFS"). NFS carries all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. At June 30, 2014, the amount receivable from clearing broker reflected in the statement of financial condition is the amount due from this broker.

The Company is an indirect wholly owned subsidiary of Armor Holdco, Inc. ("AHI" or the "Parent"), Armor Holding II LLC ("Holding II"), a wholly owned subsidiary of AHI, is the sole member of the Company. Holding II's operations are primarily conducted by its subsidiary, American Stock Transfer & Trust Company LLC ("AST"). AST acts as transfer agent for public companies performing services such as issuing and transferring shares, paying and processing dividends, and acting as agent in corporate reorganizations such as tender offers and mergers.

Holding II has provided the Company with a letter of support, which specifies that the Holding II has undertaken to provide additional capital, up to the amount of losses as may from time to time be required in order to meet the business requirements and regulatory reporting required of the Company through July 1, 2015.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash: The Company maintains cash in an account with a financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Defined - Contribution Pension Plans: The Company participates in a discretionary profit-sharing plan and a defined-contribution pension plan in the form of an Internal Revenue Code 401(k) Plan sponsored by AST. Participation in this plan is available to substantially all of the Company's employees. Plan costs are allocated to the Company based on the estimated services provided by employees during the year.

Income Taxes: For U.S. federal, state, and local tax purposes, the Company is a single-member limited liability corporation that has elected to be disregarded for income tax purposes. The Company's operating results are included in the federal income tax return and state income tax returns filed by the Parent. The Parent files a U.S. federal income tax return and applicable state and local income tax returns. The Company has not filed an individual income tax return, which would be subject to examination by Internal Revenue Service and respective state and local taxing authorities.

Note 2. Summary of Significant Accounting Policies (Continued)

Holding II has a 100% membership interest in the Company and is subject to federal, state, and city income taxes on its allocated share of the income. The total benefit for all income taxes, had such provision been made in the Company's financial statements, would have been $0, and gross deferred tax assets would have been $479,914, of which a full valuation allowance would have been applied. The changes in the gross deferred tax asset and valuation allowance for the year ended June 30, 2014 were both $113,282.

The Company follows the provisions of FASB Accounting Standards Codification ("ASC") Topic 740, *Income Taxes,* which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

As of June 30, 2014, management has determined that there are no uncertain tax positions.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Financial Instruments

The Company follows FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"), which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

As of June 30, 2014, the Company did not have any recorded financial instruments at fair value in its statement of financial condition.

Note 4. Agreement with Clearing Organization

The Company clears its customer transactions through a clearing broker, NFS, on a fully disclosed basis pursuant to a clearing agreement (the "Agreement'). The Company has also deposited cash with NFS under the following terms and conditions of the Agreement. The Company shall deliver to NFS, for deposit in an account maintained by NFS, an amount of $75,000 as amended from time to time in accordance with the terms of the escrow agreement. Such deposit does not represent an ownership interest in NFS.

The Agreement with NFS also requires minimum monthly payments in the amount of $15,000 through October 2013 and $20,000 thereafter. Further, the Agreement has a clause that requires the Company to pay a termination fee in the event the Company terminates the Agreement for any reason, other than permitted under the Agreement, or NFS terminates due to the Company's noncompliance with certain terms of such Agreement.

Note 4.   Agreement with Clearing Organization (Continued)

If the Agreement is terminated prior to the dates listed below, the termination fee would be:

October 13,

2014	$ 270,000
2015	$ 180,000
2016	$ 90,000

Note 5.   Related Party Transactions

Certain expenses incurred by the Company were paid by an affiliated entity, AST. These expenses include payroll, office supplies, rent, and other miscellaneous daily expenses. The Company records all expenses as incurred, and records a liability to AST in the caption payable to affiliate in the statement of financial condition. The Company subsequently reimburses AST on a monthly basis for all expenses paid. The purpose for this intercompany charge is to maximize efficiencies within the group of Holding II subsidiary companies. As of June 30, 2014, $45,682 was due to AST, primarily related to payroll.

The Company entered into an expense-sharing arrangement with AST whereby the expenses are to be paid to AST by the close of the fiscal year. If said balance is not cleared in the future, an equity contribution may be made to settle the balance.

The Company has also entered into an agreement with an affiliated entity, AST Personal Wealth Solutions, LLC ("PWS"), a registered investment adviser with the State of New York, whereby the Company provides service and technology to PWS. Customers of PWS establish brokerage accounts with NFS through the Company which allows them to conduct securities transactions. For these services provided, the Company charges PWS a fee of 15% on revenue and expenses related to the securities transactions of PWS.

Note 6.   Commitments and Contingencies

The Company is subject to litigation and other losses arising in the normal course of business from time to time. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of June 30, 2014, it is management's opinion that there are no matters pending that are probable of having a material adverse effect on the financial condition of the Company.

AST Investor Services LLC
(An Indirect Wholly Owned Subsidiary of Armor Holdco, Inc.)

Notes to Statement of Financial Condition

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At June 30, 2014, the Company had net capital of $353,725, which exceeded the minimum requirement by $343,112. The Company's ratio of aggregate indebtedness to net capital at June 30, 2014 was .4500 to 1.

Note 9. Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 10. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the financial statements were issued. This evaluation did not result in a finding of any subsequent events that necessitated disclosures and/or an adjustment to the Company's statement of financial condition.